Exhibit 99.1

Kingsoft Cloud Announces Senior Management Changes

BEIJING, August 8, 2022 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced that Mr. Yulin Wang, due to personal health reasons, resigned from his positions as the chief executive officer (the “CEO”) and as a member of the board of directors (the “Board”) and the nominating and corporate governance committee, effective immediately. Mr. Yulin Wang’s resignation did not result from any disagreement with the Company. Following his resignation, the Board appointed Mr. Tao Zou, our director and the vice chairman of the Board, to serve as the acting CEO of the Company, who will assume the responsibilities of the CEO, effective immediately. Mr. Tao Zou will also continue to serve as our director and the vice chairman of the Board.

The Board would like to extend sincere gratitude to Yulin for his dedication and contribution to Kingsoft Cloud for the past ten years. Yulin joined the Company in 2012 and has been instrumental to our growth and success since our inception. We respect his personal decision and wish him all the best in the future.

The Board and the senior management will remain focused on strategies and business operations, and are confident of the long-term prospect of the Company. With the leadership of Mr. Zou and our dedicated and stable senior management team, we will continue to capitalize on the enormous market opportunities of cloud services, strengthen strategic cooperation with our ecosystem partners, and create value for all of our stakeholders.

Mr. Zou has served as our director since December 2016, and as the vice chairman of the board of directors since December 2018. Mr. Zou has been playing a key role in the development of the company, with deep insights into the cloud industry and in-depth understanding of the Company’s business operations. Mr. Zou joined Kingsoft Corporation Limited (HKEX: 3888, together with its subsidiaries, “Kingsoft Group”) in 1998 and has held various senior positions in Kingsoft Group. Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET) from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020. Mr. Zou received his bachelor’s degree in chemistry from Nankai University in June 1997.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Kingsoft Cloud’s strategic and operational plans contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to other parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com